UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

November 9, 2010

Barclays PLC and

Barclays Bank PLC

(Names of Registrants)

1 Churchill Place

London E14 5HP

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-169119) AND FORM S-8 (NOS. 333-112796, 333-112797, 333-149301 AND 333-149302) OF BARCLAYS BANK PLC AND THE REGISTRATION STATEMENT ON FORM S-8 (NO. 333-153723 AND 333-167232) OF BARCLAYS PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

The Report comprises the following:

Exhibit No.	Description
99.1	Interim Management Statement of Barclays PLC relating to the nine-month period ended 30th September 2010.
99.2	A table setting forth the issued share capital of Barclays Bank PLC and the Barclays Bank PLC Group’s total shareholders’ equity, indebtedness and contingent liabilities as at 30th June 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS PLC
(Registrant)

Date: November 9, 2010	By:	/s/ Marie Smith
Name: Marie Smith
Title: Assistant Secretary

BARCLAYS BANK PLC
(Registrant)

Date: November 9, 2010	By:	/s/ Marie Smith
Name: Marie Smith
Title: Assistant Secretary

Exhibit 99.1

BARCLAYS PLC AND BARCLAYS BANK PLC

This document includes portions from the previously published Interim Management Statement of Barclays PLC relating to the nine-month period ended September 30, 2010, as amended to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the U.S. Securities and Exchange Commission (the “SEC”). The purpose of this document is to provide such additional disclosure as required by Regulation G and Regulation S-K Item 10(e), to delete certain information not in compliance with SEC regulations and to include reconciliations of certain non-IFRS figures to the most directly equivalent IFRS figures, as of, and for the nine months ended, September 30, 2010. This document does not update or otherwise supplement the information contained in the previously published results announcement.

In this document certain non-IFRS measures are reported. Barclays management believes that these non-IFRS measures provide valuable information to readers of its financial statements because they enable the reader to focus more directly on the underlying day-to-day performance of its businesses and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays management. However, any non-IFRS measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well.

An audit opinion has not been rendered in respect of this announcement.

i

9 November 2010

Barclays PLC

Interim Management Statement

Group Unaudited Results	Nine Months Ended 30.09.10 £m	Nine Months Ended 30.09.09 £m	% Change
Total income net of insurance claims	22,872	22,358	2
Impairment charges and other credit provisions	(4,298)	(6,214)	(31)
Net income	18,574	16,144	15
Operating expenses	(14,476)	(12,233)	18

Profit before tax	4,274	4,107	4

Profit after tax	3,206	3,161	1

Profit attributable to equity holders of the parent	2,480	2,489	nm

Basic earnings per share	21.3p	23.0p	(7)
Diluted earnings per share	19.9p	21.8p	(9)
Dividend per share	3.0p	1.0p	nm

Performance Measures
Cost:income ratio	63%	55%	nm
Cost:net income ratio	78%	76%	nm
Cost:income ratio (excluding own credit)[1]	63%	52%	nm
Cost:net income ratio (excluding own credit)[1]	78%	70%	nm

Capital and Balance Sheet	30.09.10	30.06.10	% change
Core Tier 1 ratio	10.0%	10.0%	nm
Risk weighted assets	£405bn	£395bn	3
Adjusted gross leverage[2]	21x	20x	nm
Group liquidity pool	£162bn	£160bn	1
Net asset value per share	418p	412p	nm
Net tangible asset value per share	345p	338p	nm

1

Cost:income ratio and cost:net income ratio are presented excluding own credit and as such are non-IFRS measures. They have been presented as they provide a consistent basis for comparing the business’ performance between financial periods. The own credit charge recognised for the period to 30 September 2010 was £96m (2009: £1,298m). ‘Own credit’ represents the effect of the Group’s own credit standing on the fair value of financial liabilities.

2

Adjusted gross leverage is a non-IFRS measure representing the multiple of adjusted total tangible assets over total qualifying Tier 1 capital. Adjusted total tangible assets are total assets less derivative counterparty netting, assets under management on the balance sheet, settlement balances, goodwill and intangible assets. This measure has been presented as it provides a metric used by management within the context of the Group’s wider risk management framework in assessing the amount of tangible assets held compared to the Group’s equity. Barclays management believes that this measure provides useful information to readers of Barclays financial statements as a key measure of stability, which is consistent with the views of regulators and investors. However, this measure is not a substitute for IFRS measures and readers should consider IFRS measures as well. The ratio of total assets to shareholders’ equity at 30 September 2010 was 27x (30 June 2010: 26x).

Barclays PLC	1

Q310 Interim Management Statement

Performance Summary

—	Group profit before tax for the year-to-date of £4,274m up 4% (2009: £4,107m)

—	Profit before tax for Q3 excluding an own credit charge of £947m was £1,274m, up from £1,174m for Q2 excluding an own credit gain of £953m

—	Income for the year-to-date of £22,872m up 2% (2009: £22,358m)

—	Impairment of £4,298m down 31% (2009: £6,214m) giving a year-to-date annualised loan loss rate of 110bps (2009: 151bps)

—	Net income of £18,574m up 15% (2009: £16,144m)

—	Operating expenses of £14,476m up 18% (2009: £12,233m) reflecting continued investment in the businesses

—	Annualised net interest margin for GRB, Barclays Corporate, Barclays Wealth and Absa up slightly versus the first half

—	Core Tier One ratio of 10.0%

—	Wholesale term issuance of £28bn in first nine months and strong liquidity maintained

—	Increased gross new lending to UK households and businesses of £35bn, including Standard Life Bank (2009: £26.1bn)

—	Third interim dividend of 1.0p per share, making 3.0p for the year-to-date

Group Performance and Returns

Group profit before tax for the nine months ended 30th September 2010 was £4,274m up 4% (2009: £4,107m). Income increased 2% to £22,872m (2009: £22,358m) in part reflecting the subdued macroeconomic environment. Impairment charges improved 31% to £4,298m (2009: £6,214m), while operating expenses increased 18% to £14,476m (2009: £12,233m). The increase in operating expenses principally reflected continuing increased investment in the Group’s businesses of £917m, increased regulatory charges and infrastructure costs of £599m and increased pension charges of £224m.

Profit before tax for Q3 was £327m which included an own credit charge of £947m. Excluding own credit, profit before tax improved to £1,274m in Q3 from £1,174m in Q2, with a decrease in profit at Barclays Capital more than offset by an increase across other businesses. Performance for each quarter since 1st January 2009 is set out in Appendix I.

Capital, Leverage and Liquidity

As at 30th September 2010, the Group had a Core Tier 1 ratio of 10.0% (30th June 2010: 10.0%). On 8th October 2010, warrants were exercised resulting in the issue of 131m ordinary shares in Barclays PLC for a consideration of £260m. This would have increased the Core Tier 1 ratio as at 30th September 2010 by 6bps.

Risk weighted assets increased 3% to £405bn from £395bn as at 30th June 2010. The net tangible asset value per share increased to 345p (30th June 2010: 338p).

Adjusted gross leverage was 21x as at 30th September 2010 and has moved in the range of 20x to 24x during the nine months to 30th September 2010, reflecting normal fluctuations in trading activities.

The Group liquidity pool as at 30th September was £162bn (30th June 2010 £160bn), of which £149bn was in FSA-eligible pool assets (30th June 2010 £146bn). The cost of maintaining this pool for the first nine months of 2010 was close to £700m. Taking the latest proposed Basel III liquidity metrics and applying them to the Group balance sheet as at 30th September, our short term Liquidity Coverage Ratio (LCR) is 84%.

At the beginning of 2010, the Group had £4bn of publicly issued term debt and £11bn of term structured notes maturing during the year. Year-to-date the Group has issued approximately £28bn of term funding, across our senior unsecured, structured and covered bond platforms. During the year-to-date the Group has also accelerated repayment of liabilities under certain central bank facilities.

Barclays PLC	2

Q310 Interim Management Statement

Profit Before Tax by Business

	Nine Months Ended 30.09.10 £m	Nine Months Ended 30.09.09 £m	% Change
UK Retail Banking	734	610	20
Barclaycard	561	570	(2)
Western Europe Retail Banking	(34)	237	nm
Barclays Africa	106	93	14
Global Retail Banking	1,367	1,510	(9)

Barclays Capital	3,218	1,416	127
Barclays Corporate	(414)	300	nm
UK & Ireland	575	624	(8)
Continental Europe	(712)	(26)	nm
New Markets	(277)	(298)	7
Barclays Wealth	122	112	9
Investment Management	55	2	nm
Absa	448	372	20
Head Office Functions and Other Operations	(522)	395	nm
Profit before tax	4,274	4,107	4

Business Commentary

Global Retail Banking profit before tax for the nine month period fell by 9% to £1,367m (2009: £1,510m). Income was broadly flat at £7,824m (2009: £7,755m) reflecting business growth, offset by a decline in net interest margin and lower fee and commission income. Impairment charges improved by 9% resulting in improved risk adjusted margins. Operating expenses increased by 10% reflecting higher pension charges, in part a result of lower pension credits of £146m (2009: £213m), as well as the impact of acquisitions and higher ongoing regulatory-related costs. The performance of the businesses within Global Retail Banking is summarised below:

—

UK Retail Banking profit before tax increased 20% to £734m (2009: £610m), including a £100m gain on the acquisition of Standard Life Bank. A solid increase in income reflected strong balance sheet growth. Including Standard Life Bank, net mortgage lending was £4.8bn, with gross mortgage lending of £20.6bn. Impairment charges improved year-on-year reflecting the better economic environment. Operating expenses increased mainly as a result of increased pension charges.

—

Barclaycard profit before tax was broadly unchanged at £561m (2009: £570m). A moderate decline in income reflected the impact of the Credit Card Act in the US. Impairment charges improved, reflecting in particular a reduced 90 day delinquency rate in the US. Operating expenses increased principally due to higher pension charges. Profit before tax demonstrated a positive quarterly improvement during 2010, with Q3 improving by 23% compared to Q2.

—

Western Europe Retail Banking incurred a loss of £34m (2009: profit of £237m) as the economic environment continued to be very challenging. The majority of the decrease was due to lower gains on acquisitions and disposals in 2010. Income decreased 8% due to continued liability margin compression and lower treasury interest income, partially offset by increases from the growth in the credit cards business. Impairment charges improved by 9%. Operating expenses increased due to investment in developing the franchise in Portugal and Italy, in particular significant increases in the size of the branch networks, and costs associated with the expansion of the credit card businesses in these markets.

—

Barclays Africa profit before tax increased 14% to £106m (2009: £93m). The improvement in underlying profitability was stronger still given a one-off gain of £24m from sale of shares in Barclays Bank of Botswana Limited in 2009. Income increased as a result of improved net interest margins and trading income. Impairment charges improved significantly as a result of a better economic environment coupled with improved collections. Operating expenses increased reflecting continuing investment in infrastructure and higher staff-related costs.

Barclays PLC	3

Q310 Interim Management Statement

Barclays Capital profit before tax increased substantially to £3,218m (2009: £1,416m). Excluding the own credit charge of £96m, profit before tax grew 22% to £3,314m (2009: £2,714m) and net income excluding own credit grew 21% to £9,392m (2009: £7,749m). Total income increased to £9,617m up 11% (2009: £8,671m). This reflected a substantial reduction in losses taken through income relating to credit market exposures which fell to £240m (2009: £4,251m) and losses relating to own credit of £96m (2009: loss of £1,298m). Top-line income1, which excludes these items, was £9,953m down 30% on the strong prior year performance. Fixed Income, Currency and Commodities top-line income of £6,896m declined 37%, reflecting lower contributions from Rates and Commodities, partially offset by improved performance in Foreign Exchange. Equities and Prime Services top-line income of £1,415m declined 23%, as growth in Cash Equities was more than offset by subdued market activity in European Equity Derivatives. Investment Banking revenues of £1,518m declined 2%.

Top-line income in the third quarter of 2010 was £2,827m, down 14% on the second quarter of 2010. Market conditions remained challenging in the third quarter of 2010, with income also affected by a seasonal reduction in activity. Lower demand led to Q3 on Q2 declines in the Fixed Income, Currency and Commodities business of 14% and the Equities and Prime Services businesses of 36%, which more than offset a 9% increase in the contribution from Investment Banking activities.

Impairment charges of £321m for 2010 were significantly improved (2009: £2,220m). Operating expenses increased 21%, broadly in line with the increase in net income excluding own credit. This largely reflected the continuing build-out of our sales, origination, trading and research activities, and increased charges relating to prior year compensation deferrals. Cost to net income (excluding own credit) was 65%. The compensation charge represented 43% of income excluding own credit, compared to 42% for the six months to 30th June 2010.

Barclays Corporate recorded a loss before tax of £414m (2009: profit of £300m). Losses within Continental Europe and New Markets more than offset the profit in the UK & Ireland.

—

UK & Ireland profit before tax decreased 8% to £575m (2009: £624m). Excluding the benefits of the 2009 buy-back of securitised debt of £85m, profits increased by 7% (£36m). Operating expenses increased, mainly as a result of higher pension charges. Impairment charges were 31% lower.

—

Continental Europe loss before tax increased to £712m (2009: £26m) principally driven by higher impairment charges in Spain. The impairment charge in Spain for Q3 was £198m, following a charge of £553m for H1. Income declined mainly reflecting lower levels of net interest income in Spain.

—

New Markets loss before tax decreased to £277m (2009: £298m) including restructuring costs of £94m. Excluding restructuring, loss before tax reduced as lower income, reflecting reduced risk appetite, was more than offset by lower impairment charges.

Barclays Wealth profit before tax increased 9% to £122m (2009: £112m). Strong income growth was driven by the High Net Worth businesses. Impairment charges were slightly lower than in 2009. We continue to invest in the Barclays Wealth strategic investment programme and investment costs are anticipated to be approximately £80m in H2 versus £33m in H1. Client assets increased 5% to £158bn since the year end.

Investment Management profit before tax was £55m (2009: £2m) principally reflecting dividend income from the 19.9% holding in BlackRock, Inc. The value of this holding of 37.567m shares as at 30th September 2010 was recorded at £4,061m (30th June 2010: £3,604m). The available for sale reserve impact relating to this investment as at 30th September 2010 was £1.4bn and is already reflected in our Core Tier 1 ratio.

Absa profit before tax increased 20% to £448m (2009: £372m), reflecting a credit relating to the Group’s recognition of a pension surplus and the appreciation of the Rand against Sterling. In Rand terms, income was broadly flat, impairment charges improved while operating expenses increased.

Head Office Functions and Other Operations recorded a loss before tax of £522m (2009: gain of £395m) principally reflecting the non-recurrence of the gain of £1,164m on debt buy-backs in the first nine months of 2009.

1

Top-line income is a non-IFRS measure that represents income before own credit gain/losses and credit market losses/income. This measure has been presented as it provides for a consistent basis for comparing the business’ performance between financial periods.

Barclays PLC	4

Q310 Interim Management Statement

Impairment

Impairment charges and other credit provisions improved significantly to £4,298m (2009: £6,214m). Impairment charges on loans and advances fell by 25% to £4,187m (2009: £5,563m). The annualised loan loss rate for the first nine months reduced to 110 bps (2009: 151bps).

The reduction in impairment on loans and advances was primarily due to lower charges in:

—	Retail portfolios, where impairments totalled £2,523m (2009: £2,942m) representing improved performances in the majority of the secured and unsecured portfolios.

—	Wholesale portfolios, where impairments totalled £1,664m (2009: £2,621m) representing fewer large single name charges, partially offset by higher impairment charges in Spain.

Impairment charges on available for sale and reverse repurchase agreements were £111m (2009: £651m).

Total impairment relating to Barclays Capital credit market exposures reduced from £1,424m to £322m. The majority is reflected in the wholesale portfolios above, with the impairment on available for sale assets and reverse repurchase agreements reducing to nil (2009: £464m).

See Appendix II for more information on impairment and loan balances, and Appendix III for Barclays Capital Credit Market Exposures.

Current Trading

Group income in October was consistent with the run rate for the first nine months of the year. At Barclays Capital, top-line income in October was consistent with the run rate for the third quarter.

Dividends

It is our policy to declare and pay dividends on a quarterly basis. We will pay a third interim cash dividend for 2010 of 1p per share on 10th December 2010 giving a declared dividend for the year-to-date of 3p per share.

Barclays PLC	5

Q310 Interim Management Statement

Notes

—	Unless otherwise stated, all disclosed figures relate to continuing operations.

—

Unless otherwise stated, the income statement analyses compare the nine months to 30th September 2010 to the nine months of 2009. Balance sheet comparisons, unless otherwise stated, relate to the corresponding position at 30th June 2010.

—

The financial information on which this Interim Management Statement is based, and the credit market exposures and other data set out in the appendices to this statement, are unaudited and have been prepared in accordance with Barclays previously stated accounting policies described in the 2009 Annual Report. A glossary of terms is also set out in the 2009 Annual Report.

—

For qualifying US and Canadian resident ADR holders, the interim dividend of 1p per ordinary share becomes 4p per ADS (representing four shares). The ADR depositary will mail the interim dividend on Friday, 10th December 2010 to ADR holders on the record on Friday, 19th November 2010.

—

Shareholders may have their dividends reinvested in Barclays PLC shares by participating in the Barclays Dividend Reinvestment Plan (DRIP). The DRIP is available to all shareholders, including members of Barclays Sharestore, provided that they neither live in nor are subject to the jurisdiction of any country where their participation in the DRIP would require Barclays or The Plan Administrator to Barclays DRIP to take action to comply with local government or regulatory procedures or any similar formalities. Any shareholder wishing to obtain details and a form to join the DRIP should contact The Plan Administrator to Barclays DRIP by writing to: The Plan Administrator to Barclays DRIP, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom, or by telephoning 0871 384 2055* from the UK or +44 (0)121 415 7004 from overseas. The completed form should be returned to The Plan Administrator to Barclays DRIP on or before Friday, 19th November 2010 by 5.00pm for it to be effective in time for the payment of the dividend on Friday, 10th December 2010. Shareholders who are already in the DRIP need take no action unless they wish to change their instructions in which case they should write to The Plan Administrator to Barclays DRIP at the above address.

Timetable

Event	Date

Ex-dividend date	Wednesday, 17th November 2010

Dividend Record date	Friday, 19th November 2010

Dividend Payment date	Friday, 10th December 2010

2010 Full Year Results Announcement	Tuesday, 15th February 2011

Q1 2011 Interim Management Statement	Wednesday, 27th April 2011

For Further Information Please Contact

Investor Relations	Media Relations

Stephen Jones / James Johnson	Howell James / Giles Croot

+44 (0) 20 7116 5752 / 7233	+44 (0) 20 7116 6060 / 6132

*	Calls to this number are charged at 8p per minute if using a BT landline; other telephony provider costs may vary.

Barclays PLC	6

Q310 Interim Management Statement

Forward Looking Statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group’s plans and its current goals and expectations relating to its future financial condition and performance. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as “may”, “will”, “seek”, “continue”, “aim”, “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe” or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group’s future financial position, income growth, assets, impairment charges, business strategy, capital ratios, leverage, payment of dividends, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures, and plans and objectives for future operations and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic and global economic and business conditions, the effects of continued volatility in credit markets, market related risks such as changes in interest rates and exchange rates, effects of changes in valuation of credit market exposures, changes in valuation of issued notes, the policies and actions of governmental and regulatory authorities, changes in legislation, the further development of standards and interpretations under International Financial Reporting Standards (IFRS) applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, the outcome of pending and future litigation, the success of future acquisitions and other strategic transactions and the impact of competition – a number of such factors being beyond the Group’s control. As a result, the Group’s actual future results may differ materially from the plans, goals, and expectations set forth in the Group’s forward-looking statements.

Any forward-looking statements made herein speak only as of the date they are made. Except as required by the UK Financial Services Authority (FSA), the London Stock Exchange or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in Barclays expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC.

Barclays PLC	7

Q310 IMS Appendix I – Quarterly Results Summary

Group Results	Q310 £m	Q210 £m	Q110 £m	Q409 £m	Q309 £m	Q209 £m	Q109 £m
Top-line income[1]	7,413	7,678	8,117	7,453	8,189	10,419	9,299
Credit market (losses)/income	(175)	(115)	50	(166)	(744)	(1,648)	(1,859)
Total income net of insurance claims (excl own credit)[2]	7,238	7,563	8,167	7,287	7,445	8,771	7,440

Impairment charges - credit market writedowns	(11)	(120)	(191)	(245)	(254)	(416)	(754)
Impairment charges - other	(1,207)	(1,452)	(1,317)	(1,612)	(1,404)	(1,831)	(1,555)
Impairment charges and other credit provisions	(1,218)	(1,572)	(1,508)	(1,857)	(1,658)	(2,247)	(2,309)

Net income (excl own credit)[2]	6,020	5,991	6,659	5,430	5,787	6,524	5,131

Operating expenses	(4,756)	(4,868)	(4,852)	(4,482)	(4,182)	(3,888)	(4,163)
Share of post tax results of associates & JVs	9	18	15	16	5	24	(11)
Gains on acquisitions and disposals	1	33	100	36	157	18	3
Profit before tax (excl own credit)[2]	1,274	1,174	1,922	1,000	1,767	2,678	960

Own credit (charge)/gain	(947)	953	(102)	(522)	(405)	(1,172)	279
Total income net of insurance claims	6,291	8,516	8,065	6,765	7,040	7,599	7,719
Net income	5,073	6,944	6,557	4,908	5,382	5,352	5,410
Profit before tax	327	2,127	1,820	478	1,362	1,506	1,239

Basic earnings per share	0.4p	11.6p	9.3p	1.1p	6.6p	9.5p	6.9p

Barclays Capital Results	Q310 £m	Q210 £m	Q110 £m	Q409 £m	Q309 £m	Q209 £m	Q109 £m
Fixed Income, Currency and Commodities	1,948	2,253	2,695	2,711	2,714	3,883	4,344
Equities and Prime Services	359	563	493	334	545	748	538
Investment Banking	501	461	556	643	459	751	335
Principal Investments	19	4	101	(46)	13	(107)	(3)
Top-line income	2,827	3,281	3,845	3,642	3,731	5,275	5,214
Credit market (losses)/income	(175)	(115)	50	(166)	(744)	(1,648)	(1,859)
Total income (excl own credit)[2]	2,652	3,166	3,895	3,476	2,987	3,627	3,355
Impairment charges and other credit provisions	(12)	(41)	(268)	(371)	(346)	(806)	(1,068)
Net income (excl own credit)[2]	2,640	3,125	3,627	3,105	2,641	2,821	2,287
Operating expenses	(1,881)	(2,154)	(2,059)	(1,552)	(1,864)	(1,529)	(1,647)
Share of post tax results of associates & JVs	6	7	3	17	(3)	20	(12)
Profit before tax (excl own credit)[2]	765	978	1,571	1,570	774	1,312	628

Own credit (charge)/gain	(947)	953	(102)	(522)	(405)	(1,172)	279
Total income	1,705	4,119	3,793	2,954	2,582	2,455	3,634
Net income	1,693	4,078	3,525	2,583	2,236	1,649	2,566
Profit before tax	(182)	1,931	1,469	1,048	369	140	907

1

Top-line income is a non-IFRS measure that represents income before own credit gain/losses and credit market losses/income. This measure has been presented as it provides for a consistent basis for comparing the business’ performance between financial periods.

2

Total income net of insurance claims (excl own credit), Net income (excl own credit) and Profit before tax (excl own credit) with respect to the Group’s results as well as Total income (excl own credit), Net income (excl own credit) and Profit before tax (excl own credit) with respect to Barclays Capital’s results are non-IFRS measures because they exclude own credit (charge)/gain from the respective IFRS line items. In each case, these non-IFRS measures have been presented as they provide for a consistent basis for comparing the business’ performance between financial periods.

Barclays PLC	8

Q310 IMS Appendix II – Risk Management

Impairment Charges and Other Credit Provisions

	Nine Months Ended 30.09.10 £m	Nine Months Ended 30.09.09 £m

Impairment charges on loans and advances	4,117	5,537

Charges in respect of undrawn facilities and guarantees	70	26

Impairment charges on loans and advances and other credit provisions	4,187	5,563

Impairment charges on available for sale assets and reverse repurchase agreements	111	651

Impairment charges and other credit provisions	4,298	6,214

Annualised loan loss rate (bps)	110	151

Loans and Advances at Amortised Cost

As at 30.09.10	Gross Loans & Advances £m	Impairment Allowance £m	Loans & Advances Net of Impairment £m	Impairment Charge £m	Loan Loss Rates bp
Wholesale - customers	231,063	4,979	226,084	1,676	97

Wholesale - banks	45,068	51	45,017	(12)	(4)
Total wholesale	276,131	5,030	271,101	1,664	80

Retail - customers	231,001	6,820	224,181	2,523	146
Total retail	231,001	6,820	224,181	2,523	146

Total	507,132	11,850	495,282	4,187	110

As at 30.06.10
Wholesale - customers	234,738	5,007	229,731	1,214	103

Wholesale - banks	45,984	60	45,924	(6)	(3)
Total wholesale	280,722	5,067	275,655	1,208	86

Retail - customers	225,215	6,680	218,535	1,773	157
Total retail	225,215	6,680	218,535	1,773	157

Total	505,937	11,747	494,190	2,981	118

Total loans and advances to customers and banks gross of impairment allowances remained flat at £507,132m (30th June 2010: £505,937m). This reflected modest growth in loans and advances across the majority of retail portfolios and a reduction in wholesale exposures. The fall in the wholesale exposures was principally driven by Barclays Capital where loans and advances were lower as a result of a reduction in borrowings and a net appreciation in the value of Sterling relative to other currencies, partially offset by an increase in settlement balances and cash collateral held against derivative trades.

The annualised loan loss rate for the first nine months was lower at 110 basis points (30th June 2010: 118 basis points, 31st December 2009: 156 basis points) principally reflecting lower impairment charges and a rise in loan balances since 31st December 2009 from £472,155m to £507,132m.

Impairment allowances increased 1% to £11,850m (30th June 2010: £11,747m), primarily reflecting increases across the majority of retail businesses as delinquent assets continued to flow into later delinquency cycles and debt recovery. Wholesale allowances decreased, primarily driven by reductions in Barclays Capital and in Barclays Corporate in UK & Ireland, offset by increased allowances in Continental Europe taken against the Spanish corporate book.

Barclays PLC	9

Q310 IMS Appendix III – Barclays Capital Credit Market Exposures

Barclays Capital’s credit market exposures primarily relate to commercial real estate, leveraged finance and a loan to Protium Finance LP. These include positions subject to fair value movements in the income statement and positions that are classified as loans and advances and as available for sale.

The balances and writedowns presented below represent credit market exposures held at the time of the market dislocation in mid-2007. Similar assets acquired subsequent to the market dislocation are actively traded in the secondary market and are therefore excluded from this disclosure.

The balances and writedowns to 30th September 2010 are set out by asset class below:

							Nine Months ended 30.09.10
US Residential Mortgages	As at 30.09.10 $m1	As at 30.06.10 $m1	As at 31.12.09 $m1	As at 30.09.10 £m1	As at 30.06.10 £m1	As at 31.12.09 £m1	Fair Value (Loss)/ Gain £m	Impair- ment (Charge)/ Release £m	Total (Loss)/ Gain £m
ABS CDO Super Senior	2,813	2,840	3,127	1,786	1,900	1,931	-	(92)	(92)
Other US sub-prime and Alt-A2	1,210	1,344	1,447	768	899	894	(37)	(50)	(87)
Monoline protection on US RMBS	-	-	9	-	-	6	(1)	-	(1)
Commercial Mortgages
Commercial real estate loans and properties	11,088	11,026	12,525	7,041	7,377	7,734	(247)	-	(247)
Commercial mortgage-backed securities[2]	248	293	352	157	196	218	(3)	-	(3)
Monoline protection on CMBS	29	29	49	18	19	30	24	-	24
Other Credit Market
Leveraged Finance[3]	7,830	7,489	8,919	4,972	5,011	5,507	-	(207)	(207)
SIVs, SIV -Lites and CDPCs	636	824	896	404	551	553	36	27	63
Monoline protection on CLO and other	2,981	3,074	3,443	1,893	2,057	2,126	(12)	-	(12)
Loan to Protium	12,081	12,513	12,727	7,671	8,372	7,859	-	-	-
Total credit market exposures	38,916	39,432	43,494	24,710	26,382	26,858
Total gross writedowns							(240)	(322)	(562)

During the period ended 30th September 2010, credit market exposures decreased by £2,148m to £24,710m (31st December 2009: £26,858m). The decrease reflected net sales and paydowns and other movements of £2,050m and total writedowns of £562m, offset by foreign exchange rate movements of £464m, primarily relating to the appreciation of the US Dollar against Sterling.

Writedowns comprised £240m net fair value losses through income (2009: loss £4,251m) and £322m (2009: £1,424m) of impairment charges. Total writedowns included £180m (2009: £1,861m) against US residential mortgage positions, £226m (2009: £2,749m) against commercial mortgage positions, and £156m (2009: £1,065m) against other credit market positions.

The loan to Protium decreased in local currency between 31st December 2009 and 30th September 2010 due to principal repayments of $631m and interest payments of $306m more than offsetting accrued interest in the period. In October 2010, there was a principal repayment of $362m and an interest payment of $101m, further reducing the Protium loan balance. The loan to Protium was assessed for impairment at 30th September 2010, and no impairment was identified.

1	As the majority of exposure is held in US Dollars, except Leveraged Finance, the exposures above are shown in both US Dollars and Sterling.

2	31st December 2009 comparatives have been adjusted to exclude actively traded positions relating to other US sub-prime and Alt-A of £498m and commercial mortgage-backed securities of £253m.

3	Includes undrawn commitments of £255m (31st December 2009: £257m).

Barclays PLC	10

Q310 IMS Appendix IV – Exposure for Selected Eurozone Countries

The tables below show the Group’s exposures as at 30th September 2010, with comparatives to 30th June 2010, to selected Eurozone countries. The Group’s net exposure to Greece remained less than £250m (30th June 2010: less than £250m).

The asset balances included in the tables below represent the Group’s exposure to retail and corporate customers, including sovereign entities, in each of the respective countries.

Assets are stated gross of any trading portfolio and derivative liabilities and before any risk mitigation but net of impairment allowances and of derivative counterparty netting and collateral held.

Retail Portfolio

	As at 30.09.10		As at 30.06.10
	Loans and Advances at Amortised Cost £m	Contingent Liabilities and Commitments £m	Loans and Advances at Amortised Cost £m	Contingent Liabilities and Commitments £m

Spain	19,073	1,105	18,124	1,805

Italy	15,393	1,036	14,239	945

Portugal	5,417	1,015	4,978	1,162

Ireland	141	4	142	19

Retail exposures mainly related to our domestic lending in Spain, Italy and Portugal, principally residential mortgages. The credit quality of our mortgage lending in Spain and Italy reflects low LTV lending, with average mark to market LTVs at 30th September 2010 in Spain of 56% (30th June 2010: 56%) and in Italy of 44% (30th June 2010: 44%). During the third quarter, credit risk loan balances in Spain and Italy increased by 6% to £719m (30th June 2010: £681m) and 13% to £542m (30th June 2010: £479m), respectively.

Wholesale Portfolio

	Loans and Advances at Amortised Cost		Assets Held at Fair Value
As at 30.09.10	Total £m	Of Which Government £m	Total £m	Of Which Government £m	Contingent Liabilities and Commitments £m

Spain	7,038	143	8,877	7,061	3,098

Italy	3,274	-	10,744	8,874	2,489

Portugal	2,587	12	2,480	1,337	1,639

Ireland	3,102	-	3,825	503	1,706
As at 30.06.10

Spain	7,167	133	8,731	6,403	3,182

Italy	3,159	-	10,466	8,606	1,546

Portugal	2,405	19	2,408	1,177	1,543

Ireland	3,324	-	3,160	328	1,482

Wholesale exposures related to Barclays Capital and Barclays Corporate activities in Spain, Italy, Portugal and Ireland covering a broad range of SME, corporate and investment banking activities, as well as Western Europe treasury operations’ holdings of sovereign and corporate bonds in those countries. Loans and advances include exposures to the property and construction industry in Spain of £2,929m (30th June 2010: £3,029m), in Portugal of £713m (30th June 2010: £651m), in Ireland of £236m (30th June 2010: £219m) and in Italy of £86m (30th June 2010: £88m).

Assets held at fair value primarily comprise trading portfolio assets, which are highly liquid in nature, available for sale positions in high quality debt securities, and derivatives.

-ENDS-

Barclays PLC	11

Exhibit 99.2

Capitalisation and Indebtedness

The following table sets out the issued share capital of Barclays Bank PLC and the Barclays Bank PLC Group’s total shareholders’ equity, indebtedness and contingent liabilities as at 30th June 2010. The information has been prepared in accordance with the International Financial Reporting Standards (IFRS).

As at 30th June 2010 ‘000
Share capital of Barclays Bank PLC(1)
Ordinary shares - issued and fully paid shares of £1 each	2,342,559
Preference shares - issued and fully paid shares of £100 each	75
Preference shares - issued and fully paid shares of £1 each	1
Preference shares - issued and fully paid shares of U.S.$100 each	100
Preference shares - issued and fully paid shares of U.S.$0.25 each	237,000
Preference shares - issued and fully paid shares of €100 each	240

£ million
Group shareholders’ equity
Called up share capital	2,402
Share premium account	12,092
Other reserves	1,149
Other shareholders’ funds	2,598
Retained earnings	40,463
Shareholders’ equity excluding non-controlling interests	58,704
Non-controlling interests	3,016
Total shareholders’ equity	61,720

Group indebtedness(2)
Subordinated liabilities(3)	25,929
Debt securities in issue(4) (5)	151,728
Total indebtedness(4)	177,657
Total capitalisation and indebtedness(4)	239,377

Group contingent liabilities
Acceptances and endorsements	359
Guarantees and letters of credit pledged as collateral security	12,503
Securities lending arrangements	26,489
Other contingent liabilities	9,109
Total contingent liabilities	48,460

1.

On 1st October 2009, the final provisions of the Companies Act 2006 came into force, which included the abolition of the concept of authorised share capital, subject to restrictions in the Company’s articles of association. The Company adopted new articles of association at its 2010 Annual General Meeting that removed any such restrictions.

2.	“Group indebtedness” includes interest accrued as at 30th June 2010 in accordance with International Financial Reporting Standards.

3.

On 14th July 2010, Barclays Bank PLC issued €1,500,000,000 6.00% Fixed Rate Subordinated Notes due 2021. On 15th July 2010, Barclays Bank PLC £25 million 12% Unsecured Capital Loan Stock 2010 matured. On 14th October 2010, Barclays Bank PLC issued US$1,250,000,000 5.140% Lower Tier 2 Notes due October 2020.

4.	In addition to this there were £71,659 million of debt securities in issue accounted on a fair value basis as at 30th June 2010, which amount increased to £78,123 million as at 30th September 2010.

5.	Debt securities in issue increased from £151,728 million at 30th June 2010 to £156,927 million as at 30th September 2010.